May 16, 2016

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention:    Office of Filings, Information & Consumer Services

RE:    Global X Funds ("Trust") File Nos. 333-151713, 811-22209
Post-Effective Amendment No. 349

Ladies and Gentlemen:

Included herewith for filing on behalf of the Trust, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, is one copy of Post‑Effective Amendment No. 349 to the Trust’s Registration Statement on Form N‑1A (“Amendment”). The Amendment is being filed for the purpose of adding four new series to the Trust: Global X Education Thematic ETF, Global X FinTech Thematic ETF, Global X Internet of Things Thematic ETF and Global X Robotics & Artificial Intelligence Thematic ETF.

No fee is required in connection with this filing. If you have any questions relating to this filing, please do not hesitate to contact me at (704) 806-2387.

Sincerely,

/s/ Daphne Tippens Chisolm

Daphne Tippens Chisolm
General Counsel